Exhibit E

OFFICERS

OF

BEECH HILL SECURITIES, INC.

Paul S. Cantor	Chairman of the Board of Directors

Joseph B. Weiss	Chief Executive Officer

Vincent Iannuzzi	Chief Financial Officer and Chief Operating Officer

Stephen Steglitz	Director

Donna Fiorini	Chief Compliance Officer